

February 9, 2012

<u>Via E-Mail</u>
Robert Ladd, Chief Executive Officer
MGT Capital Investments, Inc.
500 Mamaroneck Avenue – Suite 204
Harrison, NY 10528

> **Re: MGT Capital Investments, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed February 6, 2012**
> **File No. 001-32698**

Dear Mr. Ladd:

We have reviewed your revised Information Statement and response letter and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated January 20, 2012.

1.   We note your response to prior comment 1 and we are unable to concur with your assertion that the process by which you obtained the consents for the action described in the filing did not involve a solicitation with the meaning of Rule 14a-1(l). That rule does not provide an exclusion from the definition of solicitation for requests that are based on regular communications with longtime business associates. Further, the exemption under Rule 14a-2(b)(2) is not available for requests made on behalf of a registrant. Please cite to the specific provisions of Regulation 14A upon which you rely in reaching your conclusion that the activities undertaken by you are either not within the definition of a solicitation as set forth in Rule 14a-1(l) or are otherwise exempt from the requirements of Regulation 14A. Otherwise, please file a preliminary proxy statement on Schedule 14A.

2.   We note your response to prior comment 2 and we reissue it in part. Please revise to discuss separately the reasons, risks and purposes for the forward stock split. Your revised disclosure should clearly indicate that your aim to reduce the number of stockholders by including a cash-out provision for holders with less than 500 shares is distinct and unrelated to your NYSE Amex compliance issues.

3.   Please revise your next preliminary schedule to include the table you provided in your response to prior comment 4. The table should be revised, however, to include a column showing the number of shares available for issuance before and after the reverse/forward split.

       Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                    Sincerely,

                    /s/ Maryse Mills-Apenteng

                    Maryse Mills-Apenteng
                    Special Counsel

cc: <u>Via E-Mail</u>
        John Riley, Esq.
        Gersten Savage LLP